



TELEDYNE TECHNOLOGIES

Everywhere**you**look™





YEAR IN REVIEW 2013





GAAP EPS
$ per share


$5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
$3.17
$3.25
$3.81
$4.33
$4.87
2009
2010
2011
2012
2013

Diluted earnings per share from continuing operations

SALES
$ in millions


2500
2000
1500
1000
500
0
$1,652
$1,644
$1,942
$2,127
$2,339
2009
2010
2011
2012
2013


44%
18%
26%
12%

- **Instrumentation**
  Test and measurement, monitoring and control instrumentation, and power and communications connectivity devices for marine, environmental, electronics and other applications
- **Digital Imaging**
  High performance sensors, cameras and systems within the visible, infrared and X-ray spectra, used in industrial, government and medical applications
- **Aerospace and Defense Electronics**
  Sophisticated electronic components, subsystems and communications products, including defense electronics, commercial avionics, and harsh environment interconnects
- **Engineered Systems**
  Innovative systems engineering, manufacturing and specialized products for government, space, energy, and industrial customers

Cumulative Total Stockholder Return

The graph set forth to the right shows the cumulative total stockholder return (i.e. price change plus reinvestment of dividends) on our common stock from fiscal year end December 28, 2008, through fiscal year end December 29, 2013, as compared to the Standard and Poor's 500 Composite Index, the Russell 2000 Index, and the Standard and Poor's 1500 Industrials Index.

The graph assumes that $100 was invested on December 26, 2008.

In accordance with the rules of the Securities and Exchange Commission, this presentation is not incorporated by reference into any of our registration statements under the Securities Act of 1933.


300
250
200
150
100
50
12/28/08
01/03/10
01/02/11
01/01/12
12/30/12
12/29/13

	12/28/08	01/03/10	01/02/11	01/01/12	12/30/12	12/29/13
Teledyne Technologies	100	94	108	135	156	227
S&P 1500 Industrials	100	126	161	159	182	261
Russell 2000	100	133	169	162	185	261
S&P 500 Composite	100	131	151	154	175	235

FINANCIAL HIGHLIGHTS

Selected Consolidated Financial Data
(In millions, except per share data)

SUMMARY FINANCIAL INFORMATION

	2013	2012	2011	2010	2009
Sales	$2,338.6	$2,127.3	$1,941.9	$1,644.2	$1,652.1
Net income from continuing operations	185.0	161.8	142.1	119.9	115.9
Income (loss) from discontinued operations, net of taxes	-	2.3	113.1	0.6	(2.6)
Net income attributable to Teledyne	185.0	164.1	255.2	120.5	113.3
Diluted earnings per common share					
Continuing operations	4.87	4.33	3.81	3.25	3.17
Discontinued operations	-	0.06	3.03	0.02	(0.07)
Diluted earnings per common share	4.87	4.39	6.84	3.27	3.10
Weighted average common shares outstanding	38.0	37.4	37.3	36.9	36.6

SUMMARY BALANCE SHEET DATA

	2013	2012	2011	2010	2009
Cash and cash equivalents	$66.0	$45.8	$49.4	$75.1	$26.1
Working capital	381.0	337.5	268.5	306.8	242.6
Total assets	2,751.1	2,406.4	1,826.1	1,557.8	1,421.5
Long-term debt and capital lease obligations	549.0	556.2	311.4	265.3	251.6
Total equity	1,518.7	1,203.4	984.1	787.0	667.4

See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the "Notes to Consolidated Financial Statements" in the 2013 Form 10-K for additional information regarding Teledyne Technologies Incorporated's financial data.

On April 19, 2011, we completed the sale of our general aviation piston engine businesses, which comprised the former Aerospace Engines and Components segment. Accordingly, our consolidated financial statements have been restated to classify this former segment as a discontinued operation.

SEEING DEEPER...



From the depths of the vast ocean floor to the outer limits of space, Teledyne's expertise is serving markets that require advanced technology and an extraordinary measure of high reliability. We differentiate ourselves by having a customer and company sponsored research center that augments our product development capability.

We make mission-critical components for acoustic oceanographic exploration and subsea energy production. We make infrared imagers for astronomy, and on the other end of the electromagnetic spectrum, we also make X-ray detectors for dental and surgical radiography. We make oscilloscopes and protocol analyzers that engineers use in designing next generation electronics, and we make factory automation components that help those designs get built with higher quality and lower cost.

We like to say our technology is "Everywhere**you**look" but in truth the value we deliver represents (and deserves) more than just a quick glance. Literally and figuratively, many of our businesses revolve around enabling deeper insight for our customers. We invite you to take a closer look.



Off the coast of Portugal, a six foot yellow cigar with wings and a tailfin bobs gently to the surface of the waves, as it has done thousands of times since it was launched months ago by ocean researchers in New England. It's a Slocum glider built by Teledyne Webb Research, and through battery-powered control of its own buoyancy, it has crossed the entire Atlantic, repeatedly diving and resurfacing, gliding forward with every cycle, charting a vertical sine wave through the top 600 feet of the ocean. It has calmly and silently weathered seas, storms, and sharks for 4,000 miles. And like dozens of its "brothers" deployed by scientists in this and other oceans, every time it has surfaced it has called home with the data its instruments have gathered, providing oceanographers and climate scientists with invaluable intel on the currents, temperatures, and other conditions of the ocean.




EVERYWHERE
YOU LOOK




Image Credit: NASA, ESA and STScI




WE'RE PUSHING
BOUNDARIES








SLOCUM
Electric Glider

Hurricanes and typhoons are guided by atmospheric changes, but their intensity is governed by ocean temperatures, so by reporting back in near real-time, gliders can help predict how strong a storm will become. In 2013, researchers from 16 American and Canadian government agencies and research teams took part in "Gliderpalooza," a collaborative ocean-survey experiment along the eastern continental shelf of North America involving satellites, radar stations, research buoys and 15 Slocum gliders. Satellites give great views of the ocean surface, but gliders allow active exploration up close and in 3-D. Organizations such as the National Oceanographic and Atmospheric Administration and the Mid-Atlantic Regional Association Coastal Ocean Observing System prize not only the glider data itself, but the expanded insights they can gain by combining it with other data sets from other modalities.

Teledyne of course has technology to serve these other modalities as well. Our acoustic Doppler current profilers measure water in motion and motion in water; combining their data with our multibeam sonar and LIDAR solutions in applications such as coastal mapping can create integrated and unprecedented views for completely new levels of understanding.

Oceanographers are not the only researchers making use of our technology. Our instrumentation enables oil and gas exploration and production and has proved increasingly valuable to the petroleum industry as the U.S. has grown into one of the world's largest combined producers of crude oil and natural gas. In 2013, Teledyne officially opened a new 52,000 square foot high-tech research and new product development center in Daytona Beach to bring forward engineered solutions to complex technical challenges, primarily for the offshore oil and gas production and exploration industries. Product performance and reliability in harsh deepwater environments is a differentiating feature for Teledyne and it flows directly from our meticulous focus on research. Teledyne Scientific, our research and development laboratory, is a prolific generator of new technology that has led directly to new products and solutions for us all across our diversity of business segments, from subsea connectors to semiconductors.

Besides oceanographic instruments that measure the behavior of water and geophysical instruments that survey below the waves, our environmental instruments analyze water quality to monitor chemicals that contribute to acid rain and identify trace contaminants in oceans, lakes, rivers, and drinking water supplies. We provide similar instrumentation to detect atmospheric pollution and monitor air quality.




TELEDYNE LECROY
830Zi-A
30 GHz Oscilloscope
Definition Mixed Signal Oscilloscope 2.5 GS/s



Raising our gaze from the sea to the sky, we can find still more Teledyne technology. Our avionics systems have provided "intelligence in flight" to the world's major aircraft manufacturers and airlines for years, helping improve flight safety, efficiency and maintenance. In 2013, Teledyne won a landmark single source contract to develop and supply unique aircraft information management solutions for the majority of future Boeing aircraft.

Looking even higher, our ultra high resolution and multispectral image sensors are used in satellites and aerial photography for environmental and earth observation. We continue to develop a commercial imaging pointing platform to be mounted on the International Space Station. Up to four planned Earth-looking instruments on this platform will help differentiate our imaging business by collecting data of unprecedented spectral quality from space for scientific, commercial, educational, and humanitarian purposes. In terms of "seeing deeper," our space imaging technology is one of the most recognizable examples. In 2013, Teledyne infrared imagers on NASA's Hubble Space Telescope helped deliver the deepest-yet observations of a cluster of galaxies. Hubble's exquisite image quality and the gravitational lensing predicted by Einstein's theory of general relativity enabled astronomers to see background galaxies more than 12 billion light-years away.

On a more human scale, in 2013 we entered volume production of our world-leading CMOS X-ray detectors for medical and dental radiography. In delivering better images for medical and dental practitioners and lower X-ray dose for patients, we also enable competitive edge for our global medical device customers.

Our deeper insight continues in the test and measurement instrumentation we provide for electronics designers. Teledyne LeCroy's HD oscilloscopes provide 12-bit resolution, 16 times the precision of the previous industry standards, and in 2013 the company demonstrated the world's first 100 GHz real-time scope. As the world demands increasingly high speed digital networks, tools like these become vital to leading-edge electronics designers, revealing deeper details on faster, fainter, more complex signals.

These are Teledyne technologies at work. We're not only everywhere you look, we're also many places you can't, across the spectrum and across the planet. With innovation and engineering, we create exceptional solutions enabling deeper understanding, which in turn create possibilities for our customers.

AND ENABLING DEEPER INSIGHT

Image Credit: NASA, ESA and STScI

LETTER TO STOCKHOLDERS



Robert Mehrabian
Chairman, President and Chief Executive Officer, Teledyne Technologies Incorporated

In 2013, we achieved our twelfth consecutive year of GAAP earnings growth, led by the growing strength of our high-technology industrial businesses. Furthermore, record earnings were achieved, despite an increase of over 20% in company-funded research and development expense. Our commercial focus and global presence continued to grow, with approximately 73% of our total sales, and an even greater proportion of our profit, derived from commercial customers. In addition, sales to international customers represented 44% of our revenue in 2013, exceeding U.S. commercial customers by 15 percentage points.

Record Performance

- Full year sales of $2.34 billion increased 9.9% compared to last year
- Earnings per share from continuing operations of $4.87 increased 12.5%

Instrumentation Sales Exceed $1 Billion

In our Instrumentation segment, which is our largest and most profitable, we provide our customers with one of the most comprehensive portfolios of marine technological products, ranging from connectors and communication devices to sensors, imaging systems and complete underwater vehicles. In 2013, we made two acquisitions to expand our marine imaging and sensor capabilities. In March, we acquired RESON, the world's leading supplier of commercial shallow water multibeam sonars that are used for 3-D surveys of the seafloor for mapping of coastlines, ports and harbors, dredging, and for siting of offshore drilling rigs. In October, we acquired CDL, a provider of small form factor subsea inertial navigation and motion sensor systems, especially well-suited for remotely operated underwater vehicles. Supported by our acquisitions, total sales of marine instrumentation increased 23%. In addition, organic sales growth for marine instruments was 9%, due to strong sales of marine sensors for oil exploration, interconnect systems used in offshore energy production, and significant growth in sales of complete autonomous underwater vehicles. Other unique products



such as our subsea cable and pipe detection systems also contributed meaningfully.

Sales of environmental and electronic test and measurement instrumentation also increased in 2013. Our products that measure pollutants in ambient air reached record levels in 2013. In addition, sales of instrumentation for laboratory and field applications increased with the acquisition of CETAC, a provider of automated sample handling and sample introduction equipment primarily for trace elemental analysis. In the electronic test domain, despite a relatively soft market in 2013, Teledyne LeCroy performed well, achieving organic growth of nearly 5% in the fourth quarter, and ending the year with the highest level of quarterly sales since the acquisition by Teledyne.

Expanding the Spectrum in Digital Imaging

During 2013, we made solid progress in our strategic initiatives in high performance X-ray image sensors and lower cost uncooled infrared detectors. These developments are aimed at broadening our product lines beyond our core businesses in machine vision cameras and cooled infrared sensors primarily for space, astronomy and defense applications. Nonetheless, we continued to innovate in our core machine vision market, launching new CMOS cameras used in manufacturing the most popular tablet computers, as well as new smart cameras for a host of general industrial applications. Finally, our machine vision products found their way into the world of sports, powering the 3-D replay system for the New York Yankees and Dallas Cowboys.


TELEDYNE OIL & GAS


COWBOYS
TELEDYNE
DALSA



Consolidation in Defense Electronics and Growth in Commercial Avionics

In 2013, we completed a number of facilities rationalizations to better align our defense electronics cost structure with market conditions. For example, we relocated our microelectronics business from leased space in California to an owned existing site in Tennessee. These changes have not only reduced costs but have also allowed us to provide customers with a more extensive range of capabilities in more highly integrated facilities. In the commercial aerospace market, our avionics business performed extremely well throughout the year, developing new products and gaining share in this growing market.

Evolution of Engineered Systems

Like Teledyne, as a whole, our Engineered Systems segment continues to leverage its heritage in defense and space markets into new commercial opportunities. At the same time, we are finding ways to develop system level products using technologies from our Instrumentation and Digital Imaging segments. While produced by our marine instrumentation companies, our largest marine autonomous glider program is managed within this segment. The new shallow water combat submersible which we are producing for the Navy SEALs utilizes our marine electronics. Through this segment, we also manage commercial laboratory facilities, which utilize Teledyne's environmental instrumentation. In our commercial space efforts, we signed a memorandum of agreement with the German Aerospace Center (also known as DLR) to deliver the first instrument for our platform, the Multi-User System for Earth Sensing (MUSES), to be mounted on the International Space Station.

In conclusion, I am very pleased with our performance in 2013. While the global economy remains relatively slow, we delivered growth in our commercial businesses and, at the same time, took the necessary actions to control costs and reduce our exposure to government markets. We entered 2014 with a demonstrated record of performance, a much more efficient and more attractive business portfolio and a strong balance sheet.

Finally, I would like to thank our Board of Directors for their guidance and our employees for their unwavering commitment to our customers, our stockholders and Teledyne's success.

Sincerely,

Robert Mehrabian

Robert Mehrabian
Chairman, President and Chief Executive Officer
February 25, 2014




PLANAR



BOARD OF DIRECTORS

ROXANNE S. AUSTIN [2][3]
President, Austin Investment Advisors
Former President and Chief Operating Officer of DIRECTV, Inc.

RUTH E. BRUCH [1][3]
Retired Senior Vice President and Chief Information Officer of Kellogg Company

FRANK V. CAHOUET [1][2]
Retired Chairman and Chief Executive Officer, Mellon Financial Corporation

CHARLES CROCKER [2][3][4]
Chairman and Chief Executive Officer, Crocker Capital
Retired Chairman and Chief Executive Officer, BEI Technologies, Inc.

KENNETH C. DAHLBERG [1][3]
Retired Chairman and Chief Executive Officer, Science Applications International Corporation (SAIC)

SIMON M. LORNE [1][2]
Vice Chairman and Chief Legal Officer, Millennium Management LLC
Co-director of Stanford Law School's Directors' College

ROBERT MEHRABIAN
Chairman, President and Chief Executive Officer, Teledyne Technologies Incorporated

PAUL D. MILLER [1][2]
Retired Chairman and Chief Executive Officer, Alliant Techsystems, Inc.

MICHAEL T. SMITH [1][2]
Retired Chairman and Chief Executive Officer, Hughes Electronics Corporation

WESLEY W. VON SCHACK [2][3]
Chairman,
AEGIS Insurance Company
Former Chairman, President and Chief Executive Officer, Energy East Corporation

[1] *Audit Committee*
[2] *Nominating and Governance Committee*
[3] *Personnel and Compensation Committee*
[4] *Lead Director*

EXECUTIVE MANAGEMENT

WAJID ALI*
Vice President and Controller

CYNTHIA Y. BELAK
Vice President, Business Risk Assurance

STEPHEN F. BLACKWOOD
Vice President and Treasurer

GEORGE C. BOBB, III*
Vice President, Chief Compliance Officer and Deputy General Counsel - Litigation

MELANIE S. CIBIK*
Senior Vice President, General Counsel and Secretary

BRIAN C. DOODY
Chief Executive Officer, Teledyne DALSA

REX D. GEVEDEN*
Executive Vice President
Digital Imaging and Engineered Systems Segments

SUSAN L. MAIN*
Senior Vice President and Chief Financial Officer

ROBYN E. MCGOWAN
Vice President, Administration, Human Resources and Assistant Secretary

ROBERT MEHRABIAN*
Chairman, President and Chief Executive Officer

PATRICK T. NEVILLE
Vice President and Chief Information Officer

ALDO (AL) PICHELLI*
Executive Vice President
Instrumentation and Aerospace and Defense Electronics Segments

THOMAS H. RESLEWIC
Chief Executive Officer, Environmental & Electronic Measurement Instrumentation

EDWIN ROKS
Vice President and Chief Technology Officer

JASON VANWEES*
Senior Vice President, Strategy and Mergers & Acquisitions

* *Section 16 Officer*

STOCKHOLDER INFORMATION

CORPORATE OFFICES
Teledyne Technologies Incorporated
1049 Camino Dos Rios
Thousand Oaks, CA 91360
Telephone: (805) 373-4545
Fax: (805) 373-4775
www.teledyne.com

TRANSFER AGENT AND REGISTRAR
Computershare
480 Washington Boulevard
Jersey City, NJ 07310
Customer Service: 1-888-540-9867
www.computershare.com

STOCKHOLDER PUBLICATIONS - FORM 10-K
Information on how to access Annual Reports (including Form 10-K) and proxy statements is mailed to all stockholders of record. Copies of our SEC periodic reports, corporate governance guidelines, code of ethics and committee charters are also available on our website at www.teledyne.com. For additional information, contact Corporate Communications or Investor Relations.

STOCK EXCHANGE LISTING
The common stock of Teledyne Technologies Incorporated is traded on the New York Stock Exchange (symbol TDY).

ANNUAL MEETING
The annual meeting of stockholders will be held on Wednesday, April 23, 2014, at 9:00 a.m. PDT, at Teledyne Technologies Incorporated, 1049 Camino Dos Rios, Thousand Oaks, CA 91360.

INDEPENDENT AUDITORS
Ernst & Young LLP
Los Angeles, California

CURRENT NEWS AND GENERAL INFORMATION
Information about Teledyne is available at www.teledyne.com.

FORWARD-LOOKING STATEMENTS CAUTIONARY NOTICE

From time to time the Company makes, and this Year in Review and the Company's Annual Report on Form 10-K may contain, forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, directly and indirectly relating to earnings, growth opportunities, product sales, capital expenditures, pension matters, stock option compensation expense, the credit facility, interest expense, severance and relocation costs, stock repurchases, taxes and strategic plans. All statements made in this Year in Review and the Company's Annual Report on Form 10-K that are not historical in nature should be considered forward-looking. Actual results could differ materially from these forward-looking statements.

Many factors could change the anticipated results, including: disruptions in the global economy; changes in demand for products sold to the defense electronics, instrumentation, digital imaging, energy exploration and production, commercial aviation, semiconductor and communications markets; funding, continuation and award of government programs; and cuts to defense spending resulting from future deficit reduction measures, including potential automatic cuts to defense spending that have been triggered by the Budget Control Act of 2011, as amended by the Bipartisan Budget Act of 2013. Increasing fuel costs could negatively affect the markets of our commercial aviation businesses. Lower oil and natural gas prices, as well as instability in the Middle East or other oil producing regions, and new regulations or restrictions relating to energy production, including with respect to hydraulic fracturing could negatively affect our businesses that supply the oil and gas industry. In addition, financial market fluctuations affect the value of our pension assets. Changes in the policies of U.S. and foreign governments could result, over time, in reductions and realignment in defense or other government spending and further changes in programs in which the Company participates.

While Teledyne's growth strategy includes possible acquisitions, we cannot provide any assurance as to when, if or on what terms any acquisitions will be made. Acquisitions involve various inherent risks, such as, among others, our ability to integrate acquired businesses, retain customers and achieve identified financial and operating synergies. There are additional risks associated with acquiring, owning and operating businesses outside of the United States, including those arising from U.S. and foreign government policy changes or actions and exchange rate fluctuations.

The Company continues to take action to assure compliance with the internal controls, disclosure controls and other requirements of the Sarbanes-Oxley Act of 2002. While we believe our control systems are effective, there are inherent limitations in all control systems, and misstatements due to error or fraud may occur and may not be detected.

Additional information concerning factors that could cause actual results to differ materially from those projected in the forward-looking statements is contained in Teledyne Technologies' periodic filings with the Securities and Exchange Commission, including its 2013 Annual Report on Form 10-K. Forward-looking statements are generally accompanied by words such as "estimate", "project", "predict", "believes" or "expect", that convey the uncertainty of future events or outcomes. The Company assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or otherwise.

Editors: Neil Humphrey & Patrick Myles | Designer: Laura Fama | Printed in the U.S.A.

www.teledyne.com
1049 Camino Dos Rios, Thousand Oaks, California 91360 • 805.373.4545 • fax: 805.373.4775